Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Unaudited Second Quarter 2014 Financial Results

2Q14 Revenues up 5.9% YoY to RMB345.0 Million

2Q14 Adjusted Net Income down 37.4% YoY to RMB7.7 Million

2Q14 Adjusted EBITDA down 20.3% to RMB22.5 Million

Chongqing, China, August 15, 2014 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the second quarter of 2014.

Second Quarter 2014 Financial Highlights

•	Revenues in the second quarter of 2014 were RMB345.0 million ($55.6 million), an increase of 5.9% from RMB325.8 million in the same quarter of 2013.
•	Comparable restaurant sales decreased by 4.1% from the same quarter of 2013. There were 220 restaurants in the comparison.
•	Restaurant level operating margin was 12.2%, a decrease of 170 basis points from the same quarter of 2013.
•	Adjusted EBITDA[1] was RMB22.5 million ($3.6 million) in the second quarter of 2014, a decrease of 20.3% from RMB28.2 million in the same quarter of 2013.
•	Net income for the second quarter of 2014 was RMB3.3 million ($536,000), a decrease of 56.0% from RMB7.5 million in the same quarter of 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB7.7 million ($1.2 million), a decrease of 37.4% from RMB12.3 million in the same quarter of 2013.
•	Diluted net income per American depositary share (“ADS”) was RMB0.12 ($0.02). Adjusted diluted net income per ADS (non-GAAP)[1], which excludes share-based compensation expenses, was RMB0.28 ($0.05). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of 14 in the second quarter of 2014 to 317 restaurants as of June 30, 2014, covering 30 cities and up from 268 restaurants as of June 30, 2013. Among the total 317 restaurants, 64 are “Mr. Rice” branded restaurants.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “We are pleased to have managed year-over-year growth in revenue for the second quarter of 2014 and remain on track with our restaurant expansion plan. Comparable restaurant sales saw a decline of 4.1% for the quarter, as customer traffic suffered in June stemming from higher levels of rainy and cooler days in Southwest China where the majority of our restaurants are located. This decline also impacted our profitability in the second quarter. We believe the weather impact was a unique factor in our business during the second quarter and as we enter our peak summer months, customer traffic is expected to gradually recover. During the second quarter, we opened 17 new restaurants and closed three restaurants, resulting in a total restaurant count of 317.”

Mr. Adam Zhao, Chief Financial Officer of Country Style Cooking, added, “Despite the unique weather impact, we saw encouraging signs from our Mr. Rice brand stores with a 93% revenue increase in the second quarter compared to the prior year period. We expect gradual improvement in our business enabling the execution of our new store expansion plan for the full year.”

Second Quarter 2014 Financial Performances

Revenues in the second quarter of 2014 increased by 5.9% to RMB345.0 million ($55.6 million) from RMB325.8 million in the same quarter of 2013. Revenue growth was primarily supported by the Company’s expanding restaurant network, partially offset by declined customer traffic in the last month of the reporting quarter. Among the revenue contributors, “Mr. Rice” branded restaurants contributed RMB49.8 million ($8.0 million), a significant 92.5% increase from RMB25.9 million in the same period last year. During the second quarter of 2014, Country Style Cooking added a total of 17 restaurants and closed three restaurants, bringing the total restaurant count to 317 as of June 30, 2014, compared to its total restaurant count of 268 as of June 30, 2013. Restaurants opened in the second quarter included ten “Mr. Rice” restaurants. Comparable restaurant sales decreased by 4.1% compared to the same quarter of 2013, because of rainy and cooler weather in the Southwest region of China in June which reduced restaurant customer traffic. There were 220 restaurants in the comparison.

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Cost of food and paper increased by 3.9% to RMB157.0 million ($25.3 million) in the second quarter of 2014 from RMB151.1 million in the same quarter of 2013, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, cost of food and paper was 45.5% in the second quarter of 2014, down from 46.4% in the prior year period.

Restaurant wages and related expenses increased by 14.2% to RMB74.7 million ($12.0 million) in the second quarter of 2014 from RMB65.4 million in the same quarter of 2013. The increase was primarily due to increased wage levels and the Company’s overall expansion of its employee base. As a percentage of revenues, restaurant wages and related expenses increased to 21.6% in the second quarter of 2014 from 20.1% in the same quarter of 2013.

Restaurant rent expenses increased by 16.2% to RMB36.5 million ($5.9 million) in the second quarter of 2014 from RMB31.4 million in the same quarter of 2013. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 10.6% in the second quarter of 2014 from 9.6% in the second quarter of 2013.

Restaurant utility expenses increased by 5.3% to RMB20.9 million ($3.4 million) in the second quarter of 2014 from RMB19.9 million in the same quarter of 2013. As a percentage of revenues, restaurant utility expenses stood at 6.1%.

Other restaurant operating expenses increased by 7.4% to RMB13.8 million ($2.2 million) in the second quarter of 2014 from RMB12.8 million in the same quarter of 2013. As a percentage of revenues, other restaurant operating expenses increased slightly to 4.0% in the second quarter of 2014 from 3.9% in the second quarter of 2013.

Restaurant-level operating margin was 12.2% in the second quarter of 2014, a decrease of 170 basis points over the same quarter of 2013. The decline in restaurant-level operating margin was primarily due to weather impacted weaker sales and the CPI driving labor and raw material costs.

Selling, general and administrative (SG&A) expenses increased by 11.1% to RMB20.6 million ($3.3 million) in the second quarter of 2014 from RMB18.5 million in the same quarter of 2013. The increase was primarily due to an increase in share-based compensation expenses included in SG&A, an increase in disposal losses on leasehold improvements and equipment of closed stores, and an increase in miscellaneous expenses. As a percentage of revenues, SG&A expenses were 6.0% in the second quarter of 2014, compared to 5.7% in the second quarter of 2013.

Pre-opening expense for the second quarter of 2014 was RMB3.3 million ($539,000), representing an increase of 45.0% as compared to RMB2.3 million in the same quarter of 2013, primarily because of more new store openings compared to the prior year period. As a percentage of revenues, pre-opening expense increased slightly to 1.0% in the second quarter of 2014, compared to 0.7% in the same quarter of 2013.

Depreciation expense for the second quarter of 2014 was RMB19.3 million ($3.1 million), representing an increase of 13.8% as compared to RMB17.0 million in the same quarter of 2013, primarily because of the increase in total fixed assets as a result of restaurant network expansion and ongoing investment in the Company’s central kitchen facility. As a percentage of revenues, depreciation expense was 5.6% in the second quarter of 2014, compared to 5.2% in the same quarter of 2013.

Property and equipment impairment charges were RMB1.4 million ($226,000) in the second quarter of 2014, representing costs related to asset impairment of three restaurants, one of which the Company plans to close in the third quarter of 2014.

Loss from operations for the second quarter of 2014 was RMB2.6 million ($420,000), compared to operating income of RMB5.9 million in the same quarter of 2013.

Interest income for the second quarter of 2014 was RMB6.8 million ($1.1 million), representing a decrease of 7.2% from RMB7.3 million in the same quarter of 2013.

Foreign currency exchange gain for the second quarter of 2014 was RMB4,000 ($686), as compared to a loss of RMB1.4 million in the same quarter of 2013.

Other income for the second quarter of 2014 was RMB972,000 ($157,000), compared to a loss of RMB206,000 in the same quarter of 2013.

Income tax expense in the second quarter of 2014 was RMB1.8 million ($293,000), compared to RMB4.0 million in the same quarter of 2013.

Net income was RMB3.3 million ($536,000), representing a decrease of 56.0% from RMB7.5 million in the second quarter of 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB7.7 million ($1.2 million) in the second quarter of 2014, representing a decrease of 37.4% from RMB12.3 million in the second quarter of 2013.

Diluted net income per ADS in the second quarter of 2014 was RMB0.12 ($0.02), compared to RMB0.29 in the second quarter of 2013. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.28 ($0.05) in the second quarter of 2014, compared to RMB0.47 in the second quarter of 2013. The Company had approximately 27.0 million diluted weighted average ADSs outstanding during the quarter ended June 30, 2014.

EBITDA (non-GAAP), defined as net income before interest, income tax expense, depreciation and amortization, was RMB17.7 million ($2.9 million) in the second quarter of 2014, compared to RMB21.2 million from the same quarter of 2013. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain or loss, other income or loss, property and equipment impairment charges, and share-based compensation expenses, was RMB22.5 million ($3.6 million) in the second quarter of 2014, representing a decrease of 20.3% from RMB28.2 million in the same quarter of 2013.

As of June 30, 2014, the Company had cash, cash equivalents and short-term investments of RMB587.7 million ($94.7 million), compared to RMB581.9 million as of December 31, 2013.

Net cash provided by operating activities was RMB72.5 million ($11.7 million) for the six months ended June 30, 2014, down from RMB84.3 million in the same period of 2013.

Outlook

For the third quarter of 2014, the Company currently estimates that revenues will be between RMB 400-420 million ($64.5-$67.7 million), representing a year-over-year growth of between approximately 2.4% and 7.5%. The Company remains on track to open approximately 60 new restaurants in 2014.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2036 to US$1.00 on June 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 am, Eastern Time on August 15, 2014, which is 8:30 pm, Beijing Time on August 15, 2014, to discuss second quarter 2014 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 877 870 4263
International:	1 412 317 0790
Hong Kong:	800 905 945
China:	400 120 1203

Passcode:	Country Style Cooking Restaurant Chain Co., Ltd

A telephone replay will be available one hour after the conclusion of the conference all through 9:30 am, Eastern Time on August 22, 2014. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088

Passcode:	10050778

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants under brands of CSC and Mr. Rice and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter 2014, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of June 30,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	372,493	320,859	51,721
Short-term investments	209,381	266,798	43,007
Due from related parties	58	93	15
Inventories	52,579	53,715	8,659
Prepaid rent	14,336	12,900	2,079
Prepaid expenses and other current assets	22,714	25,644	4,134
Deferred tax assets-current	1,879	1,879	303
Total current assets	673,440	681,888	109,918
Property and equipment, net	398,555	420,936	67,854
Goodwill	5,563	5,563	897
Deferred tax assets - non current	7,592	7,592	1,224
Deposits for leases – non current	21,286	30,390	4,899
Total assets	1,106,436	1,146,369	184,792

Current liabilities:
Accounts payable	54,176	59,455	9,584
Deferred revenue	6,410	12,836	2,069
Accrued payroll	27,631	28,469	4,589
Income taxes payable	7,911	3,053	492
Other current liabilities	51,240	52,001	8,383
Total current liabilities	147,368	155,814	25,117
Deferred rent - non current	23,897	27,194	4,384
Prepaid subscription – non current	12	-	-
Advanced receipts from depositary bank	2,702	2,493	402
Total liabilities	173,979	185,501	29,903

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 106,296,674 and 106,621,026 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	756	758	122
Additional paid-in capital	743,219	756,373	121,925
Retained earnings	197,618	212,576	34,267
Accumulated other comprehensive loss	(9,136)	(8,839)	(1,425)
Total equity	932,457	960,868	154,889

Total liabilities and equity	1,106,436	1,146,369	184,792

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended June 30,
	2013		2014
	RMB	%	RMB	%	US$

Revenue - restaurant sales	325,844	100.0	344,992	100.0	55,612
Costs and expenses:
Restaurant expenses:
Food and paper expense	151,095	46.4	157,011	45.5	25,310
Restaurant wages and related expenses [1]	65,432	20.1	74,723	21.6	12,045
Restaurant rent expense	31,399	9.6	36,492	10.6	5,882
Restaurant utilities expense	19,896	6.1	20,946	6.1	3,376
Other restaurant operating expenses	12,821	3.9	13,771	4.0	2,220
Selling, general and administrative expenses [1]	18,535	5.7	20,597	6.0	3,320
Pre-opening expense	2,306	0.7	3,343	1.0	539
Depreciation	16,978	5.2	19,318	5.6	3,114
Property and equipment impairment charges	1,470	0.5	1,404	0.4	226
Total operating expenses	319,932	98.2	347,605	100.8	56,032

Income/(loss) from operations	5,912	1.8	(2,613)	(0.8)	(420)

Interest income	7,293	2.2	6,770	2.0	1,091
Foreign exchange gain/(loss)	(1,440)	(0.4)	4	0.0	1
Other income / (expense)	(206)	(0.1)	972	0.3	157
Income before income taxes	11,559	3.5	5,133	1.5	829

Income tax expense	4,025	1.2	1,816	0.5	293
Net income	7,534	2.3	3,317	1.0	536

Basic net income per share	0.07		0.03		0.005
Diluted net income per share	0.07		0.03		0.005
Basic net income per ADS	0.29		0.12		0.02
Diluted net income per ADS	0.29		0.12		0.02
Basic weighted average ordinary shares outstanding	104,630,867		106,553,488		106,553,488
Diluted weighted average ordinary shares outstanding	105,569,206		108,002,156		108,002,156

1 Includes share-based compensation expenses of RMB3.9 million and RMB4.4 million ($0.7 million) for the three months ended June 30, 2013 and 2014, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended June 30,
	2013	2014
	RMB	RMB	US$

Net income	7,534	3,317	536
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(385)	5	1
Comprehensive income	7,149	3,322	537

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the six months ended June 30,
	2013	2014
	RMB	RMB	US$
Operating activities:
Net income	9,529	14,958	2,411
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	2,983	1,603	258
Property and equipment impairment charges	5,451	2,776	447
Depreciation	34,509	38,326	6,178
Deferred income tax	(2,050)	-	-
Share based compensation	7,729	11,707	1,887
Changes in operating assets and liabilities:
Due from related parties	(282)	(35)	(6)
Inventories	541	1,589	256
Prepaid rent	(219)	1,436	231
Prepaid expenses and other current assets	(2,119)	(2,930)	(472)
Deposits for leases	(529)	(9,104)	(1,468)
Accounts payable	16,855	5,279	851
Deferred revenue	4,526	6,427	1,036
Due to related parties	(25)	-	-
Accrued payroll	2,365	838	135
Income taxes payable	(1,600)	(4,857)	(783)
Deferred rent	2,377	3,521	568
Other liabilities	4,297	941	153
Net cash provided by operating activities	84,338	72,475	11,682
Investing activities:
Purchase of property and equipment	(39,896)	(68,578)	(11,055)
Proceeds from disposals of property and equipment	129	210	34
Purchase of short-term investment	(308,178)	(584,748)	(94,259)
Withdrawal of short-term investment	290,576	527,331	85,004
Net cash used in investing activities	(57,369)	(125,785)	(20,276)
Financing activity:
Proceeds from exercise of employee stock options	1,090	1,377	222
Net cash provided by financing activity:	1,090	1,377	222
Effect of exchange rate	(473)	299	48
Net increase / (decrease) in cash and cash equivalents	27,586	(51,634)	(8,324)
Cash and cash equivalents, beginning of year	229,367	372,493	60,045
Cash and cash equivalents, end of year	256,953	320,859	51,721

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended June 30,
	2013	2014
	RMB	RMB	US$

Net income	7,534	3,317	536
Share-based compensation expenses:
Restaurant wages and related expenses	1,087	1,131	182
Selling, general and administrative expenses	2,767	3,237	522
Exceptional tax expense	898	-	-
Adjusted net income (non-GAAP)	12,286	7,685	1,240

Diluted net income per ADS	0.29	0.12	0.02
Adjusted diluted net income per ADS (non-GAAP)	0.47	0.28	0.05
Diluted weighted average ADSs outstanding	26,392,302	27,000,539	27,000,539

	Three months ended June 30,
	2013	2014
	RMB	RMB	US$

Net income	7,534	3,317	536
Income tax expense	4,025	1,816	293
Interest income	(7,293)	(6,770)	(1,091)
Depreciation and amortization	16,978	19,318	3,114
EBITDA (non-GAAP)	21,244	17,681	2,852

EBITDA (non-GAAP)	21,244	17,681	2,852
Foreign exchange loss/(gain)	1,440	(4)	(1)
Other expense / (income)	206	(972)	(157)
Property and equipment impairment charges	1,470	1,404	226
Share-based compensation expenses
Restaurant wages and related expenses	1,087	1,131	182
Selling, general and administrative expenses	2,767	3,237	522
Adjusted EBITDA (non-GAAP)	28,214	22,477	3,624